Exhibit 2.1




                             Dated 12 November 1999
                             ----------------------






                                  NUMEREX CORP.

                                       and

                         BRITISH TELECOMMUNICATIONS PLC





                                    AGREEMENT

                        Relating to the sale and purchase
                   of the whole of the issued share capital of
                               Bronzebase Limited






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This Agreement is made on 12 November 1999.

Between:

(1) Numerex Corp. whose principal place of business is at 1600 Parkwood Circle, #200 Atlanta, GA, USA ("the Vendor"); and

(2) British Telecommunications Plc whose registered office is at 81, Newgate Street, London ECIA 7AJ ("the Purchaser").

RECITALS

A. The Vendor is the beneficial owner of the entire issued share capital of BRONZEBASE LIMITED ("the Company"). At the date hereof such entire issued share capital comprises 10,000 ordinary shares of 1 pound each all of which are fully paid.

B.     Short details of the Company are set out in Part 2 of Schedule 1.


C. The Company is the beneficial owner of the entire issued share capital of Versus Technology Limited ("the Subsidiaries"). Short details of each of the Subsidiaries are set out in Part 3 of Schedule 1.


D. The Vendor wishes to sell and the Purchaser wishes to acquire the entire issued share capital of the Company subject to the terms and conditions of this Agreement.

E. The Vendor currently operates three businesses derived exclusively from the IPR of the Vendor based on transmitting and/or monitoring information across certain types of networks. The first business of the Vendor (described in this Agreement as the "Business") is classified as "derived channel multiplexing" and has as its main aim the deployment and monitoring of a secure protocol across a fixed line copper-wired network. The second business of the Vendor consists of the same activities across a wireless network. The third business of the Vendor concerns the transmission of information across fixed line optical fibre networks.

F. In addition to Recitals A-D above, the Vendor wishes to sell and the Purchaser wishes to acquire all Non-Group Business IPR.

It is agreed as follows:

1.     Interpretation

       In this Agreement, including its Schedules, the headings shall not affect its interpretation and words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders.

1.1    Definitions

       Accounts means collectively the Audited Accounts and the Management Accounts;

       Accounts Date means 31 October 1997;

       Agreed Net Asset Value means the sum of pounds 3,219,000;


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       Agreed Rate means 4 per cent above the base rate from time to time of
       NatWest Bank plc;

       Audited Accounts means the audited accounts of the Company and of each of the Subsidiaries and the audited consolidated group accounts of the Group for the financial period ended on 31 October in any given year;

       1998 Balance Sheet Date means 31 October 1998;

       1999 Balance Sheet Date means 31 October 1999;

       Balance Sheet means a document setting out the consolidated balance sheet of the Group as at the 1999 Balance Sheet Date prepared in accordance with clause 9;

       Business means the research into, provision, support and maintenance, including the enabling, assisting or licensing of third parties to do the same, of a means of utilising a copper or aluminum wired local access telephone line and discrete network equipment components (incorporating software and firmware) to provide both a constantly monitored, secure communication link and a means of transporting low rate data messages in either direction without undue disruption to standard voice and data signalling within the voiceband (this is known as derived channel multiplexing) as these activities have been carried on in the past 2 years prior to Completion by the Vendor or its subsidiaries;

       Business Day means a day on which banks are open for business in England (excluding Saturdays, Sundays and public holidays);

       Business IPR means all IPR required for use as part of or in the course of the Business or the grant of the IPR Licence and the International Support Agreement and all IPR used by a Group Company. For the avoidance of doubt this includes the Protocol and the Software;

       CHAPS means clearing houses automated payment systems;

       Company means Bronzebase Limited details of which are contained in Part 2 of Schedule 1;

       Completion means the completion of the sale and purchase of the Shares pursuant to Clause 6;

       Completion Date means the day on which Completion takes place;

       Disclosure Letter means the letter of even date with this Agreement from the Vendor to the Purchaser disclosing:

       (i)  information constituting exceptions to the Warranties; and

       (ii) details of other matters referred to in this Agreement;

       Encumbrance means any claim, charge, mortgage, security, lien, option, equity, power of sale or hypothecation;

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       Environmental Laws means all the laws of any jurisdiction in which the
       Business is conducted (including, without limitation, the laws of the European Community) relating to pollution or protection of the environment, or to health and safety matters (including, without limitation, laws relating to workers and public or consumer health and safety, hygiene, emissions, discharges or threatened releases of Hazardous Substances into the environment or the production, processing, distribution, management, use, treatment, storage, burial, disposal, transport or handling of any Hazardous Substances) and all bylaws, codes, regulations, decrees, demands or demand letters, injunctions, judgements, notices or notice demands, orders or plans issued, promulgated or approved thereunder or in connection therewith;

       Escrow Account means the joint interest bearing deposit account held with the Escrow Bank opened in the joint names of the Vendor and the Purchaser into which the Purchaser is to pay the Retention at Completion pursuant to this Agreement;

       Escrow Bank means National Westminster Bank plc at 15 Bishopsgate, London EC2P 2AP, sort code 50-00-00;

       Exercise Notice means the notice set out Schedule 9

       Group or Group Companies means the Company and the Subsidiaries and Group Company means any one of them;

       Hazardous Substances means wastes, pollutants, contaminants or other substances (including without limitation liquids, solids, gases, ions, living organisms, noise) that may be harmful to human health or other life or the environment or a nuisance to any person;

       ICTA 1988 means the Income and Corporation Tax Act 1988;

       Indemnity means the indemnity set out in clause 10.1;

       International Support Agreement means the agreed form support agreement set out at Schedule 8;

       Intra-Group Indebtedness means all debts outstanding between members of the Group, on the one hand, and members of the Retained Group, on the other;

       IPR means all patents, including patent applications and any subsequent patents or patent applications derived therefrom, all copyright including Software, all trade marks and service marks, all title rights, database rights, all design rights and registered designs, all semiconductor topography rights, all confidential information, know-how and show-how and any and all other such registered or non-registered proprietary rights or information in which intellectual property rights subsist anywhere in the world;

       IPR Individuals means Stratton Nicolaides, Geoff Girdler, Peter Quinn and Ed Comer,

       IPR Licence means the agreed form IPR licence set out at Schedule 8;

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       Losses means losses, damage, harm, expenses, claims and charges
       (including, without limitation, all reasonable legal and other professional fees incurred or suffered by the Party);

       Licences means the agreed form Service Agreement, IPR Licence and International Support Agreement, agreed forms of which are attached to this Agreement at Schedule 8;

       Management Accounts means the unaudited consolidated group accounts of the Group for the financial period ended at the Management Accounts Date;

       Management Accounts Date means 31 August 1999;

       Net Asset Value means the amount by which the aggregate of the fixed and current assets of the Group exceeds the aggregate of the liabilities (being the actual, contingent and prospective liabilities so far as the same can be quantified and whether current or not) as at the 1999 Balance Sheet Date which amount shall be calculated using the information contained in the Balance Sheet subject to the accounting policies, procedures and adjustments set out in Schedule 13.

       Non-Group Business IPR means all that Business IPR which is not legally and beneficially owned by the Group;

       Non-Group Business IPR Assignments means the assignments in the form set out in Schedule 7 to this Agreement;

       Option means the option set out in Clause 4 of this Agreement;

       Option Securities means all the issued shares in Versus Australia;

       Payment Account Details means, in relation to any payment to be made under or pursuant to this Agreement, the name, account number, sort code, account location and other details specified by the payee and necessary to effect payment (whether by cheque, banker's draft telegraphic or other electronic means of transfer) to the payee;

       Pension Scheme means the Versus Technology Limited Pension and Death Benefit Scheme administered by Legal & General;

       Protocol means the set of rates enabling the secure communication of signals within and between discrete network equipment components that are used within the Business;

       Properties means the leasehold properties brief details of which are set out in Schedule 3 and Property means any one of them;

       Purchaser's Account means the account in the name of Versus Technology Limited, account number 0065145 at Lloyds TSB Bank plc, of Aldershot, sort code 30-90-09;

       Purchaser's Solicitors means Ashurst Morris Crisp of Broadwalk House, 5 Appold Street, London EC2 2HA;

       Relevant Capacity means for its or his own account or for that of any person, firm or company (other than the Purchaser and the Group Companies) or in any other manner

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       and whether through the medium of any company controlled by it or him
       (for which purpose there shall be aggregated with its or his shareholding or ability to exercise control the shares held or control exercised by any person connected with the Vendor) or as principal, partner, director, employee, consultant or agent;

       Relevant Dates means respectively the 1998 Balance Sheet Date as concerns the Audited Accounts and at 31 August 1999 as concerns the Management Accounts;

       Relevant Employee means Mr Geoffrey Girdler, Mr K Manser and Mr Tom
       Kneis;

       Restricted Period means five years from, but excluding, the Completion Date;

       Retained Group means the Vendor, any holding company of the Vendor and any subsidiary of the Vendor or any such holding company (but excluding any Group Company);

       Retention means the sum of 750,000 pounds together with interest which accrues thereon or so much thereof as remains subject to the provisions of this Agreement from time to time;

       Service Agreement means the agreed form service agreement set out at
       Schedule 8;

       Shares means 10,000 ordinary shares of 1 pound each of the Company being the whole of the issued share capital of the Company;

       Software means those software programmes deployed within the discrete network components supplied in the course of the Business for the purpose of relaying, encoding, decoding, monitoring and reacting to the Protocol and the status information contained within the Protocol, excluding, for the avoidance of doubt, non-bespoke ordinarily commercially available software;

       Subsidiaries means the subsidiaries of the Company details of which are contained in Part 3 of Schedule 1;

       Tax Deed of Covenant means the deed of covenant against Taxation in the agreed terms to be entered into at Completion;

       Taxation bears the meaning given in the Tax Deed of Covenant;

       Telemetry means the provision, support and maintenance including the enabling, assisting or licensing of third parties to do the same, of a remote monitoring business or service whereby remote equipment is monitored and/or remote events are captured and reported using any fixed or radio network including via the first two business models identified in recital (E) excluding the third business referred to in that recital;

       Telemetry Notice means a notice which may be delivered only after the end of month 24 of the Restricted Period, giving six months notice of the intention to commence establishing a Telemetry business in the UK such notice period to reduce between months 25 to 30 inclusive of the Restricted Period by one month for every two months passed so that at the end of month 30 of the Restricted Period only 3 months notice need be given;


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       Transaction means every event, act, omission, or transaction done or omitted to be done by any Group Company or which in any way concerns or affects any Group Company whether or not done or omitted to be done by any Group Company;

       Vendor's Account means the account in the name of Arnold & Porter, account number 81009457 at Citibank plc, of Hammersmith Grove sort code 30-00;

       Vendor's Solicitors means Arnold & Porter, Tower 42, 25 Old Broad Street, London EC2N 1HQ;

       VTL means Versus Technology Limited;

       Versus Australia means Versus Technology (Australia) Pty Limited details of which are set out in Part 4 of Schedule 1;

       Warranties means the warranties and representations set out in Schedule 2 and Warranty means any one of them;

       Written Representations means the written representations delivered by the Vendor's Solicitors to the Purchaser's Solicitors dated 22 October 1999 in answer to the Purchaser's Solicitors information request dated 20 September 1999 together with certain other correspondence listed in
       Schedule 12.

1.2    Subordinate Legislation

       Any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision;

1.3    Modification etc. of Statutes

       Any reference to a statutory provision shall include such provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement prior to Completion and (so far as liability thereunder may exist or can arise) shall include also any past statutory provision (as from time to time modified, re-enacted or consolidated) which such provision has directly or indirectly replaced;

1.4    Connected Persons

       A person shall be deemed to be connected with another if that person is connected with such other within the meaning of Section 839 of the Income and Corporation Taxes Act 1998;

1.5    Accounts

       Any reference to accounts shall include the directors' and auditors' reports, relevant balance sheets and profit and loss accounts and related notes together with all documents which are or would be required by law to be annexed to the accounts of the company concerned to be laid before that company in general meeting in respect of the accounting reference period in question;


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1.6    Companies Act 1985

       The words holding company and subsidiary shall have the same meanings in this Agreement as their respective definitions in the Companies Act 1985;

1.7    Interpretation Act 1978

       The Interpretation Act 1978 shall apply to this Agreement in the same way as it applies to an enactment;

1.8    SSAPs etc.

       A reference to a SSAP means a Statement of Standard Accounting Practice as adopted by the Accounting Standards Board and published by the Institute of Chartered Accountants of England and Wales and a reference to a FRS means a Financial Reporting Standard developed and issued by the Accounting Standards Board and which may, where directed by the Accounting Standards Board, supersede a SSAP;

1.9    Schedules etc.

       Reference to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of and Schedules to this Agreement;

1.10   Information

       Any reference to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm; and

1.11 If any statement in this Agreement (including the Schedules) is qualified by the expression "to the best of Vendor's information or belief" or "so far as the Vendor is aware" or any similar expression, that statement shall be qualified to mean that it has been made with the actual knowledge of Mr Stratton Nicolaides, Mr Peter Quinn and Mr Geoff Girdler (and, with respect to the warranties set out in clause 8.6 of Schedule 2, Mr Ed Comer) on the basis of having made due and careful enquiry of the subject matter of the statement.

1.12   Materiality

       Where any word, phrase or other statement in this Agreement (including, in particular, the Schedules) is qualified by the word "material" or "materiality" or any similar word, that word, phrase or other statement shall be qualified to mean only those matters concerning an amount of consideration, damages, liability, gain, loss, charge or other payment (as the context may allow), whether actual or potential, in excess of 10,000 pounds shall be relevant.

2.     Agreement to Sell the Shares and the Non-Group Business IPR



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2.1    Sale of Shares

       The Vendor shall sell with full title guarantee the shares and procure the sale of the Non-Group Business IPR and the Purchaser, relying on the several representations, warranties and undertakings contained in this Agreement, shall purchase the same free from all Encumbrances and together with all rights and advantages now and hereafter attaching thereto.

3.     Consideration

3.1 The consideration for the purchase of the Shares shall be the sum of 12,400,000 pounds to be paid to the Vendor on Completion of which 750,000 pounds shall be paid to the Escrow Account and held under the terms set out in Schedule 10 and for the purchase of the Non-Group Business IPR shall be the sum of 100,000 pounds.

3.2 Wherever in this Agreement provision is made for the payment by one party to another, such payment shall be effected by crediting the account specified in the Payment Account Details of the party entitled to the payment by way of CHAPS on or before the due date for payment unless the payee by notice to the payer, not later than three Business Days prior to the due date for payment, elects to be paid by banker's draft drawn on any international bank reasonably acceptable to the payer and having an office in London.

4.     The Option

4.1 The Vendor grants to the Purchaser an option to purchase all the Option Securities at a price to be agreed on the terms set out in this Clause 4. The parties agree that Versus Australia will be sold under this Option with no net assets or liabilities.

4.2    Exercise Of The Option

       (a) The Purchaser may exercise the Option only by serving an Exercise Notice in accordance with clause 10.9 on the Vendor during the period beginning on 15 January 2000 and ending on 15 September 2000 (inclusive).

       (b) The Option may be exercised only in respect of all the Option Securities.

       (c) Exercise of the Option shall oblige the Vendor, subject to the agreement of appropriate warranties and indemnities similar to those set out in this Agreement, to sell and the Purchaser to purchase the Option Securities.

       (d) The Option Securities shall be sold together with all rights attaching to the Option Securities at the date of service of the Exercise Notice (including any dividend or other distributions declared but not paid or made).

       (e) If the Option is not duly exercised within the relevant period specified in this clause, it shall cease to be exercisable and shall lapse.

4.3 Completion of the sale and purchase of the Option Securities following exercise of the Option shall take place at the offices of the Purchaser's Solicitors on the date which is five days after the date of service of the Exercise Notice.



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4.4    The Vendor will, at the Purchaser's written notice given prior to 15
       September 2000 inclusive, use its best endeavours to procure the novation (substantially in the form set out in Schedule 6) to the Purchaser or its subsidiaries of the contract between Versus Australia and Telstra Corporation Limited dated 22 June 1999, and such other contracts with Versus Australia as are reasonably necessary to enable the completion of Versus Australia's obligations under the contract with Telstra Corporation Limited.

5.     [This Clause has intentionally been left blank]

6.     Completion

6.1    Date and Place

       Subject to Clause 3, Completion shall take place at the offices of the Purchaser's Solicitors on 11 November 1999 or at such other place or on such other date as may be agreed between the Purchaser and the Vendor.

6.2    Vendor's Obligations on Completion

       On Completion the Vendor shall:

       6.2.1 deliver or make available to the Purchaser duly executed transfers of the Shares in favour of the Purchaser or as it may direct accompanied by the relevant share certificates (or an express indemnity in a form satisfactory to the Purchaser in the case of any certificate found to be missing);

       6.2.2 deliver or make available to the Purchaser the written resignations of each of the directors and secretaries of each Group Company from his office as a director or secretary to take effect on the date of Completion with acknowledgements signed by each of them in the form attached at Schedule 16 to the effect that he has no claim against any Group Company for compensation for loss of office (whether contractual, statutory or otherwise), redundancy or otherwise;

       6.2.3 deliver or make available to the Purchaser the written resignations of each of the Relevant Employees from their employment with as an employee of the Group Company to take effect on the date of Completion with acknowledgements signed by each of them in agreed form to the effect that he has no claim against any Group Company for compensation for breach of contract (whether contractual, statutory or otherwise), redundancy or otherwise;

       6.2.4 deliver or make available to the Purchaser the certificates of incorporation, corporate seals (if any), cheque books, pay-in books and statutory books of each Group Company (duly written up-to-date), the share certificates in respect of each of the Subsidiaries and transfers of all shares in the Subsidiaries held by nominees in favour of the Purchaser or as it may direct;

       6.2.5 deliver or make available to the Purchaser the Tax Deed of Covenant duly executed by the Covenantors named in it,


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       6.2.6  deliver or make available to the Purchaser all the financial and accounting books and records of each Group Company and all documents of title relating to the Properties;

       6.2.7 deliver or make available to the Purchaser (if the Purchaser so requires) irrevocable powers of attorney (in the form attached at
              Schedule 11) executed by each of the holders of the Shares in favour of the Purchaser to enable the Purchaser (pending registration of the relevant transfers) to exercise all voting and other rights attaching to the Shares and to appoint proxies for this purpose;

       6.2.8 deliver or make available to the Purchaser evidence satisfactory to the Purchaser that the provisions of paragraph 5.2 of Schedule 2 ("Arrangements with Connected Persons etc.") have been duly complied with insofar as they require certain matters to be dealt with prior to completion;

       6.2.9 deliver or make available to the Purchaser bank statements of all bank accounts of all Group Companies as at the close of business on the day prior to the date of Completion together with faxed confirmation from the bank at which such accounts are held of the current balance and details of pending transaction as at the date of Completion;

       6.2.10 procure, as soon as reasonably practicable, and in any event within five working days, the change of name of Versus Australia to a name not incorporating the name "Versus" or anything similar thereto and, within a further 20 working days, the cessation of use of "Versus" or anything similar thereto as a trading name by Versus Australia; and

       6.2.11 as soon as reasonably practicable (and in any event within 6 months) use its best efforts to procure and evidence the novation or assignment to the Purchaser of all agreements, undertakings or arrangements relating to the Business, including the agreement between Detection Systems Inc. and the Vendor dated on or around 12 January 1998.

       6.2.12 procure the release, within 10 working days, of any Encumbrances over the members of the Company Group or its assets, whether fixed or floating, evidence such release to the Purchaser to its reasonable satisfaction, and file all necessary documents at Companies House in order to secure the removal of any entries relating to such a charge on the register.

6.3    Intellectual Property Rights and Service Agreements

       6.3.1 On Completion the Vendor shall assign to the Purchaser, or procure the assignment of, the legal and beneficial title to all Non-Group Business IPR (including by means of the duly executed Non-Group Business IPR Assignments).

       6.3.2 After Completion the Vendor shall use its best efforts to secure the novation (or where that novation is refused, despite those best efforts, assign) to the Purchaser of all IPR licences granted by or to the Vendor relating to Business IPR including those identified in Schedule 4 parts 3 and 4.



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       6.3.3  On Completion the Vendor and Purchaser shall execute the Licences.

6.4    Board Resolutions of the Group Companies

       On Completion the Vendor shall procure the passing of Board Resolutions of each Group Company inter alia:

       6.4.1 revoking all existing authorities to bankers in respect of the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts;

       6.4.2 accepting the resignations referred to in Clause 6.2.2 and appointing such persons as the Purchaser may nominate as directors and secretary;

       6.4.3 approving the registration of the share transfers referred to in Clause 6.2 subject only to their being duly stamped;

       6.4.4 changing its registered office in accordance with instructions given by the Purchaser, and

       6.4.5 in the case of the Company, confirming it is the beneficial owner, free from encumbrances, of the entire issued share capital of the Subsidiaries;

       and shall hand to the Purchaser duly certified copies of such Resolutions.

6.5    Indebtedness

       The Vendor hereby irrevocably and unconditionally undertakes forthwith to pay to the Purchaser an amount, if any, equal to:-

       (a) the aggregate amount of all bank and other similar borrowings of the Group outstanding at Completion;

       (b) the aggregate of all sums paid by the Group to the Retained Group after the Balance Sheet Date up to and including Completion (or paid after Completion in respect of Intra-Group Indebtedness owed by the Group to the Retained Group at Completion) in the repayment of any Intra-Group Indebtedness owed by the Group to the Retained Group or in the payment to the Retained Group of any dividend or other distributions or any other payment.

6.6    Payment of Price

       Against compliance with the foregoing provisions the Purchaser shall satisfy the purchase consideration in the manner specified in Clause 3 and shall deliver to the Vendor a duly executed counterpart of the Tax Deed of Covenant.




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6.7    Access

       Upon reasonable notice the Purchaser will facilitate access to Grant Thornton and Group personnel which is reasonably necessary to facilitate the Vendor receiving information which is reasonably necessary for the preparation of its consolidated accounts.

7.     Warranties

7.1    Incorporation of Schedule 2

       7.1.1 The Vendor warrants and represents to the Purchaser and its successors in title in the terms set out in Schedule 2 subject only to:

       (a) any matter which is fairly, accurately and fully disclosed in the Disclosure Letter and any matter expressly provided for under the terms of this Agreement; and

       (b) any matter or thing hereafter done or omitted to be done pursuant to this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser.

       7.1.2 The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and on the undertakings contained in Clause 8. Save as expressly otherwise provided, the Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of the said Schedule or by anything in this Agreement or the Tax Deed of Covenant.

       7.1.3 Subject to Clause 7.1.1 above, claims may be made whether or not the Purchaser prior to signing this Agreement knew or could have discovered (whether by any investigation made by it or on its behalf into the affairs of any Group Company or otherwise) any facts which might result in any Warranty not having been complied with or carried out or any Warranty is otherwise untrue or misleading SAVE THAT no such claim may be made by the Purchaser where at the Completion Date the Purchaser knew of facts which it knew constituted a claim under the Warranties.

       7.1.5  To the extent that the Warranties and representations contained in
              Schedule 2 relate to any arrangements; or agreements between the Purchaser and any Group Company the Purchaser shall not have a claim in relation to such arrangements and agreements SAVE THAT this clause 7.15 shall not prevent the Purchaser from making a claim with respect to any third party litigation brought against a Group Company in relation to the arrangements or agreements referred to in this clause which arises in respect of the period prior to Completion.

7.2    Limitation of Liability

       The Vendor and the Purchaser agree to perform and observe the provisions of Schedule 5.

7.4    This Clause has intentionally been left blank


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8      Restrictions on the Vendor

8.1    Restrictions

       The Vendor undertakes with the Purchaser and its successors in title as trustee for itself and the Group Companies that the Vendor will not and will procure that any subsidiary undertaking, fellow subsidiary undertaking or holding company or director of the Vendor will not and will procure that no person, firm or company carrying on with the consent or privity of the Vendor any business in succession to the Vendor will not in any Relevant Capacity during the Restricted Period:

       8.1.1 directly or indirectly carry on any business which is of the same or similar type to the Business except by way of a valid Licence nor be concerned or interested within such area in any such business save through the holding or being interested in not more than 6 per cent of the outstanding share capital of a company the shares of which are listed on any recognised stock exchange;

       8.1.2 carry on any business in competition with the Business outside a valid Licence or canvass or solicit the custom of any person, firm or company who has within two years prior to Completion been a regular customer of any Group Company; or

       8.1.3 induce or seek to induce any present employee (other than Geoff Girdler and Tom Kneis) of any Group Company to become employed whether as employee, consultant or otherwise by the Vendor or any subsidiary undertaking or fellow subsidiary undertaking or holding company of the Vendor.

       9.1.4 directly or indirectly carry on any Telemetry business, or attempt to establish a Telemetry business, in the U.K. nor be concerned or interested within the U.K. in any such business save through the holding or being interested in not more than 6 per cent of the outstanding share capital of a company the shares of which are listed on any recognised stock exchange SAVE THAT at any time after two years from the Completion Date the Vendor may deliver a Telemetry Notice to the Purchaser which shall give the Purchaser the right of first refusal to participate as co-partner with the Vendor in a U.K. Telemetry business on reasonable commercial terms, those terms being specified in the Telemetry Notice. The Vendor and Purchaser agree to discuss those terms on a commercial basis and they shall have until the end of that notice period to reach agreement on those terms. At the end of the notice period set out in the Telemetry Notice the restriction on the Vendor in this clause 8.1.4 shall cease. For the avoidance of doubt this Clause 8.1.4 shall not grant any rights, or be taken to grant any rights, over IPRs. The two year restriction period referred to in this clause shall cease to apply with immediate effect upon an assignment of this Agreement to any third party which in Numerex's reasonable opinion is a material competitor to Numerex other than upon any assignment to a related party to BT.

8.2 The Purchaser undertakes with the Vendor and its successors in title for a period of two years from the Completion Date, that the Purchaser will not and will procure that any subsidiary undertaking, fellow subsidiary undertaking or holding company will not and will procure that no person, firm or company carrying on with the consent or privity of the Purchaser any business in succession to the Purchaser not in any Relevant Capacity during the Restricted Period induce or seek to induce Geoff Girdler or Tom Kneis to become employed whether as employee, consultant or otherwise by the Purchaser or any subsidiary undertaking or follow subsidiary undertaking or holding company of the Purchaser.

8.3    Reasonableness of Restrictions

       The Vendor and the Purchaser each agree that it considers that the restrictions contained in this Clause 8 are no greater than is reasonable and necessary for the protection of their respective interests of the Purchaser but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

9.     Net Asset Value

9.1 The Vendor and the Purchaser shall together use all reasonable endeavours to procure that, as soon as practicable following Completion, the Balance Sheet together with the statement (the "Statement") of the Net Asset Value as at the 1999 Balance Sheet Date, are prepared in accordance with the provisions of this Clause 9. The Balance Sheet shall be prepared on the basis of the accounting policies and procedures set out in Schedule 13.

9.2    The Vendor confirms:-

       (a) that is has undertaken a stock take and valuation of all stock as at the 1999 Balance Sheet Date in conjunction with the Group on the 1999 Balance Sheet Date; and

       (b) that it has arranged for the Balance Sheet and the Statement to be prepared by Grant Thornton in conjunction with the Group at the Vendor's expense with a view to a draft of such Balance Sheet and the Statement being delivered to the Purchaser within forty Business Days of Completion together with the unqualified accountants' report attached at Schedule 14.

9.3 The Purchaser shall notify the Vendor within twenty Business Days of receipt of such draft Balance Sheet and Statement whether or not it accepts them for the purposes of this Agreement. So as to allow the Purchaser to make its appraisal, the Vendor shall procure that the Purchaser and/or its accountants shall, if they so elect, be given full access to Grant Thornton's working papers and also be allowed to speak to the accounting personnel and audit team members who prepared the draft Balance Sheet and Statement.

9.4 If the Purchaser notifies the Vendor that it does not accept such draft Balance Sheet and Statement.-

       (a) it shall, at the same time, set out in a notice in writing its reasons in full for such non-acceptance and specify the adjustments which, in its opinion, should be made to the draft Balance Sheet and the Statement in order to comply with the requirements of this Agreement and deliver a copy of such notice to the Vendor; and

       (b) the parties shall use all reasonable endeavours to meet and discuss the objections of the Purchaser and to reach agreement upon the adjustments (if any) required to be made to the draft Balance Sheet and Statement.

9.5 If the Purchaser is satisfied with the draft Balance Sheet and Statement (either as originally submitted or after adjustments agreed between the Purchaser and the Vendor), then the draft Balance Sheet and Statement (incorporating any agreed adjustments) shall constitute the Balance Sheet and the Statement for the purposes of this Agreement.

9.6 If the Purchaser and the Vendor do not reach agreement within twenty Business Days of the Purchaser's notice of non-acceptance pursuant to Clause 9.4 (or such other period as the parties mutually agree), then the matters in dispute (and only those) shall be referred, on the application of either party, for determination by an independent firm of internationally recognised chartered accountants to be agreed upon by the Purchaser and the Vendor or, failing agreement, to be selected, on the application of either the Purchaser or the Vendor, by the President for the time being of the Institute of Chartered Accountants in England and Wales or his duly appointed deputy. The following provisions shall apply to such determination:-

       (a) the Purchaser and/or the Purchaser's accountants and the Vendor and/or the Vendor's accountants shall each promptly prepare a written statement on the matters in dispute which (together with the relevant documents) shall be submitted to such independent firm for determination;

       (b) in giving such determination, the firm shall state what adjustments (if any) are necessary to the draft Balance Sheet and Statement in respect of the matters in dispute in order to comply with the requirements of this Agreement;

       (c) any such firm shall act as an expert (and not as an arbitrator) in making any such determination which shall be final and binding on the parties (in the absence of manifest error);

       (d) each party shall bear the costs and expenses of all counsel and other advisers, witnesses and employees retained by it and the costs and expenses of the independent firm of accountants shall be borne between the Purchaser and the Vendor in such proportions as the firm shall in its discretion determine or, in the absence of any such determination, equally between the Purchaser and the Vendor.

9.7 When the Purchaser and the Vendor reach (or pursuant to Clause 9.6 are deemed to reach) agreement on the Balance Sheet and the Statement or when the Balance Sheet and the Statement are finally determined at any stage in accordance with the procedures set out in this Clause 9;-


       (a) the Balance Sheet and the Statement as so agreed or determined shall be the Balance Sheet and the Statement for the purposes of this Agreement and shall be final and binding on the parties; and

       (b) the Net Asset Value as at the 1999 Balance Sheet Date shall be as set out in the Statement.

9.8 Subject to any rule of law or any regulatory body or any provision of any contract or arrangement entered into prior to the date of this Agreement to the contrary, the Vendor shall procure that each member of the Retained Group shall, and the Purchaser shall procure that the Group shall, promptly provide each other, their respective advisers, and the independent firm of chartered accountants appointed pursuant to this Clause 9 to determine the Balance Sheet and the Statement and the Purchaser's accountants and the Vendor's accountants with all information (in their respective possession or control) relating to the operations of the Retained Group and/or the Group, as the case may be, including access at all reasonable times to all Retained Group and Group employees, books and records, and all co-operation and assistance, as may in any such case be reasonably required to:

       (a)    enable the production of the Balance Sheet and the Statement; and

       (b) enable any independent firm of chartered accountants appointed pursuant to this Clause 9 to determine the Balance Sheet and the Statement.

       The Purchaser and the Vendor hereby authorise each other, their respective advisers and the independent firm of chartered accountants appointed pursuant to this clause 9 to take copies of all information which they have agreed to provide under this clause 9.8.

9.9 If the Net Asset Value as at the 1999 Balance Sheet Date, as determined in accordance with Clause 9.1, is:-

       (a) less than the Agreed Net Asset Value, then the Vendor shall make a payment to the Purchaser which payment shall be satisfied by a payment from the Retention held in the Escrow Account to the extent that funds are available and thereafter directly from the Vendor in respect of any outstanding balance;

       (b) more than the Agreed Net Asset Value, then the Purchaser shall make a payment to the Vendor (in either case such payment being the "Final Payment"),

       of an amount equal to the difference between the Net Asset Value as at the 1999 Balance Sheet Date and the Agreed Net Asset Value, within seven Business Days of the agreement or determination of the Balance Sheet (the "Final Payment Date") together with interest on the principal amount thereof at the Agreed Rate computed from the Completion Date to the date of actual payment thereof both dates exclusive on the basis of the actual number of days elapsed and a 365 day year. Any payment shall be by means of telegraphic transfer of funds to the Purchaser's Account or the Vendor's Account, as the case may require.

10.    Other Provisions

10.1   Indemnity

       10.1.1 The Vendor shall be liable for and shall indemnify the Purchaser and the Group (together with their officers, servants and agents) against any and all liability, loss, damages, costs, legal costs, professional and other expenses of any nature whatsoever incurred or suffered by the Purchaser, or the Group, whether direct, indirect or consequential (including but without limitation any economic loss or other loss of profits, business or goodwill) arising out of any dispute or contractual tortious or other claims or proceedings brought against the Purchaser or the Group by a third party claiming relief against the Purchaser or Group by reason of:-

              (a) any breach of clause 2 of the licence between Bronzebase Limited and Detection Systems Inc. dated April 1997 (the "Technology Licence") resulting from any licence of Business IPR entered into by the Purchaser or its subsidiaries (after the Completion Date only) or the Group Companies, the Vendor or its subsidiaries (at any time) (or any breach of the terms of those subsequent licences resulting from clause 2 of the Technology Licence) up to a maximum of 50,000 pounds in relation to products supplied prior to the Completion Date and 400,000 pounds in relation to products supplied thereafter,

              (b) any hindrance, inability or additional expense incurred in the prosecution or defence of any application, claim or dispute of any nature whatsoever as a result of the Business IPR which is registered or applied for not being registered or applied for in the name of a company within the Group (save for that Business IPR marked "No" in Schedule 4 Part 1); and

              (c) any proceeding, claim or demand by any Relevant Employee in relation to the employment or the termination of employment and/or loss of office of any Relevant Employee.

       10.1.2 No claim may be made by the Purchaser under the Indemnity:

              (a) to the extent such claim arises from any failure by the Purchaser to take reasonable steps to mitigate its loss;

              (b) set out in clause 10.1.1(a) to the extent such claim arises from any licences entered into after Completion other than non-exclusive licences between the Purchaser and a third party for the manufacture and/or distribution of only those products known as a Home STU or Serial STU (which are more fully described in the specifications set out at Part 1 of
                     Schedule 15 and in accordance with the Overview document set out in Part 2 of Schedule 15) which is substantially in the terms of one of the following agreements which are attached at Part 3 of Schedule 15:

                     (i) the Manufacturer's Licence for the Serial STU between Cooper Security Limited and VTL dated 22 February 1999;

                     (ii) the Manufacturer's Licence for the Home STU between DA Detection Systems and VTL dated 2 September 1998;

                     (iii) the Original Equipment Manufacturer's (OEM) Agreement for the Serial STU between DA Detection Systems and VTL dated 2 September 1998; or

                     (iv) the Original Equipment Manufacturer's (OEM) Agreement for the Home STU between DA Detection Systems and Versus Technology dated 2 September, 1998.

       10.1.3 The Purchaser shall:

              (a) promptly give the Vendor full details of any claim under the Indemnity;

              (b) make no admissions in respect of the matter under which the Purchaser is claiming on the Indemnity; and,

              (c) allow the Vendor to conduct the defence and any settlement negotiations relating to any claim made against which the Purchaser wishes to claim on the Indemnity, with the Purchaser providing such reasonable information and assistance as may be required by the Vendor SAVE THAT the Vendor shall only have these rights where the claim in respect of which an indemnity is sought is of a total value of less than 1,000,000 pounds. Where the total value of the claim in respect of which an indemnity is sought under this
                     10.1 exceeds 1,000,000 pounds then the Purchaser shall have the right, but not the obligation to conduct the defence and any settlement negotiations with the Vendor providing such reasonable information and assistance as may be required by the Purchaser. The Purchaser shall not, in the course of such conduct, reach any settlement without the prior written consent of the Vendor, such consent not to be unreasonably witheld or delayed.

10.2   Deliberately left blank

10.3   Successors and Assigns

       10.3.1 The Vendor agrees that the benefit of every provision in this Agreement is given to the Purchaser for itself and its successors in title and assigns. Accordingly, the Purchaser (and its successors and assigns) may, without the consent of the Vendor, assign to the beneficial owner for the time being of the Shares the benefit of all or any of the Vendor' obligations under this Agreement, and/or any benefit arising under or out of this Agreement.

       10.3.2 The Vendor agrees that, upon the request of the Purchaser or his successors in title or assigns, this Agreement may be novated (in whole or in part) in favour of the beneficial owner for the time being of the Shares, and the Vendor shall execute a Novation Agreement substantially in the terms set out in Schedule 6 and the Purchaser, in turn, agrees to meet the Vendor's reasonable costs for doing so. If the Vendor fails to execute any such Agreement within 14 days of the request by the Purchaser, the Purchaser may execute it on behalf of the Vendor and for such purpose the Vendor hereby irrevocably appoints the Purchaser as the Vendor's attorney for the purpose of executing any such Agreement. The Vendor agrees to ratify and confirm any action taken by the Purchaser by virtue of this power of attorney.

10.4   Variation

       No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

10.5   Time of the Essence

       Any time, date or period referred to in any provision of this Agreement may be extended by mutual agreement between the parties but as regards any time, date or period originally fixed or any time, date or period so extended time shall be of the essence.

10.6   Further Assurance

       10.6.1. The Purchaser shall for the six months after Completion provide all reasonable assistance to the Vendor in applying for, and carrying on, the registration of change of proprietor or registered assignee of, or for the removal of the registration of Encumbrances over, the Business IPR (not being the Non-Group Business IPR) which is registered or capable of registration (including the IPR set out in Part 1.1 of Schedule 4) necessary in order to ensure that this IPR is registered in the current name of a member of the Group, such application and carrying on to be done by or on behalf of the Vendor;

       10.6.2. Once the period in 10.6.1 is finished, the Purchaser shall be entitled on notice to take over the activities described in clause 10.6.1 and from such notice being given the Vendor shall provide all reasonable assistance to the Purchaser in applying for the registration of change of proprietor or registered assignee of, or for the removal of the registration of Encumbrances over, the Business IPR (not being the Non-Group Business IPR) which is registered or capable of registration (including the IPR set out in Part 1 of Schedule 4) necessary in order to ensure that this IPR is registered in the current name of a member of the Group, such application and carrying on to be done by or on behalf of the Purchaser;

       10.6.3 The Vendor shall pay, within 30 days of invoice by the Purchaser or the Group, all the costs including agents fees incurred by the Purchaser or Group relating to the recordal of the Business IPR (not being the Non-Group Business IPR) which is registered or for which registration is applied either from activities authorised prior to Completion or from the actions set out in 10.6.1 and
               10.6.2 above.

       10.6.4 The Purchase shall carry out the registration of, and pay the costs incurred in, the registration in change of ownership of the Non-Group Business IPR effected by the Non-Group Business IPR Assignments.

       10.6.5 Save as set out in this clause 10.6, at any time after the date of this Agreement the Vendor shall, at the Purchaser's expense, use its best endeavours to and to procure that any necessary third party shall execute such other documents and do such other acts and things as the Purchaser may reasonably require for the purpose of giving to the Purchaser the full benefit of all the provisions of this Agreement.

10.7   Costs

       The Vendor shall bear all legal and accountancy costs and expenses incurred by it and the Group in connection with this Agreement, the Tax Deed of Covenant and the sale of the Shares. The Purchaser shall bear all such costs and expenses incurred by it.

10.8   Interest

       If the Vendor or the Purchaser default in the payment when due of any sum payable under this Agreement or the Tax Deed of Covenant (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of the Vendor or the Purchaser (as the case may be) shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgement) at a rate per annum of 4 per cent above the base rate from time to time of National Westminster Bank PLC. Such interest shall accrue from day to day.

10.9   Notices

       10.9.1 Any notice or other communication requiring to be given or served under or in connection with this Agreement or with any arbitration or intended arbitration under this Agreement shall be in writing and shall be sufficiently given or served if delivered or sent:

              In the case of any of the Vendor to Numerex Corp at:

              1600 Parkwood Circle
              Atlanta, Georgia, USA

              Fax: 001 770 693 5951

              Attention: Andrew J Ryan

              In the case of the Purchaser to BT Group Legal at:

              81 Newgate Street
              London
              ECIA 7AJ

              Fax:       (0171) 356 6151

              Attention: Karl Upston-Hooper
                         Ref: M138204

       10.9.2 Any such notice or other communication shall be delivered by hand or sent by courier, fax or prepaid first class post. If sent by courier or fax such notice or communication shall conclusively be deemed to have been given or served at the time of despatch, in case of service in the United Kingdom, or on the following Business Day in the case of international service. If sent by post such notice or communication shall conclusively be deemed to have been received two Business Days from the time of posting, in the case of inland mail in the United Kingdom or three Business Days from the time of posting in the case of international mail.


10.10  Severance

       If any term or provision in this Agreement is held to be illegal or unenforceable, in whole or in part, under any enactment of rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

10.11  Counterparts

       This Agreement may be executed in any number of counterparts each of which shall be deemed an original, but all the counterparts shall together constitute one and the same instrument.

10.12  Restrictive Trade Practices

       Notwithstanding any other provision of this Agreement, no provision of this Agreement which is of such a nature as to make the Agreement liable to registration under the Restrictive Trade Practices Act 1976 shall take effect until the day after that on which particulars thereof have been duly furnished to the Director General of Fair Trading pursuant to the said Act. For the purposes of this Clause 10.12, "Agreement" shall include any agreement forming part of the same arrangement.

10.13  Governing Law and Submission to Jurisdiction

       This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with English law and all the parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and such documents.

10.14  Appointment of Process Agent

       10.14.1 The Vendor hereby irrevocably appoints Arnold & Porter of Tower 42, 25 Old Broad Street, London, EC2N 1HQ as its agent for the service of process in England in relation to any matter arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Vendor.

       10.14.2 The Vendor shall inform the Purchaser, in writing, of any change in the address of its process agent within 28 days.

       10.14.3 If such process agents cease to have an address in England, the Vendor irrevocably agrees to appoint new process agents acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agents.

       10.14.4 Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgement or other settlement in any other courts.

10.15  Entire Agreement

       Subject to the Disclosure Letter, the Written Representations and Tax Deed of Covenant, this Agreement and the documents in the agreed form contains the whole agreement between the parties and supersedes all previous understandings, transactions or communications, whether written or oral relating to their subject matter and may not be amended or varied except in writing, signed by a duly authorised representative of each party.

10.16  Announcements

       No party shall disclose the making of this Agreement nor its terms nor any other Agreement referred to in this Agreement (except those matters set out in the press release in the agreed terms) and each party shall procure that each of its Related Persons and its professional advisers shall not make any such disclosure without the prior consent of the other party unless disclosure is:-

       (a)    to its professional advisers; or

       (b) required by law or the rules of the London Stock Exchange or other regulatory body and disclosure shall then only be made by that party:-

              (i) after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other party before making such announcement and provided that any such announcement shall be made only after notice to the other party/parties; and

              (ii) to the person or persons in the manner required by law or the London Stock Exchange or as otherwise agreed between the parties provided that this clause 10.16 does not apply to announcements, communications or circulars made or sent by the Buyer after Completion to customers, clients or suppliers of any Group Company to the extent that it informs them of the Buyer's acquisition of the Shares or to any announcements containing only information which has become generally available.

       (c) The restrictions contained in this clause 10.16 shall apply without limit of time and whether or not this Agreement is terminated.

       In witness whereof this Agreement has been duly executed.

       Signed for and on behalf of               Signed for and on behalf of
       Numerex Corp.                             British Telecommunications plc

       By: /s/ S. J. Nicolaides                  By: /s/ Simon Scott
       ---------------------------               --------------------------
       S. J. Nicolaides                          Simon Scott
       Title: C.O.O. Numerex Corp.               Title: G.M. BT Telecom plc

       12/11/99                                  12/11/99
       ----------------------                    -----------------------
       Date                                      Date